EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MARKET ANNOUNCEMENT

Embraer announces that the previous disclosed estimates regarding investments on Productivity, Plant and Equipment of US$330 million for 2008 and US$ 270 million for 2009, already comprises the estimated investment announced today of US$50 million in a new production plant.

The new facility will house a final assembly line in the U.S. and will be capable of producing both the Phenom 100 and Phenom 300 executive jet models, as well as a paint shop and a delivery and customer design center.

After a rigorous and thorough site selection process, the preferred location for the project is Melbourne International Airport, in Melbourne, Florida, which best satisfies all applicable operational requirements and strategies. A Memorandum of Intent has been executed between all of the necessary parties, and a final decision is predicated on approval by the State and local governments.

São José dos Campos, May 13, 2008

Antonio Luiz Pizarro Manso
Executive Vice President, Finance & CFO